Financial Statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)

Three and nine months ended September 30, 2007 and 2006 (unaudited)

(Expressed in Canadian dollars)

FRONTEER DEVELOPMENT GROUP INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian dollars - unaudited)

	September 30, 2007	December 31, 2006

Assets
Current assets:
Cash	$101,830,868	$40,391,913
Marketable securities (Note 4)	-	3,536,397
Accounts receivable and other	2,928,984	696,975
Due from related party	43,636	88,154
	104,803,488	44,713,439

Equipment	1,169,199	308,581
Long-term investments (Note 5)	4,146,304	1,330,994
Reclamation bonds (Note 6)	1,780,343	-
Investment in Aurora Energy Resources Inc. (Note 7)	34,968,438	37,508,155
Investment in Turkish Properties (Note 9)	12,243,199	-
Exploration properties and deferred exploration
expenditures (Note 8)	219,780,515	18,450,217
	$378,891,486	$102,311,386
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,090,257	$1,375,149
Asset retirement obligations (Note 7)	503,268
Other liabilities (Note 8(d))	103,518	-
	2,697,043	1,375,149
Asset retirement obligations	746,450	-
Future income taxes	49,972,922	1,572,172
Shareholders' Equity
Share capital (Note 10)	319,649,050	88,176,082
Contributed surplus	15,091,653	5,484,416
Warrants	-	1,429,041
Accumulated other comprehensive income	296,744	-
Retained earnings (accumulated deficit)	(9,562,376)	4,274,526
	325,475,071	99,364,065
	$378,891,486	$102,311,386

Nature of operations (Note 1)
Subsequent events (Note 13)

The accompanying notes form an integral part of these consolidated interim financial statements.

Approved by the Board of Directors:

"Jo Mark Zurel"	"George Bell"
Director	Director

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian dollars - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Operating expenses:
Stock-based compensation	$1,137,562	$267,342	$8,031,571	$2,843,447
Write-down of exploration properties and deferred exploration
expenditures	-	98,920	1,789,515	100,924
Property investigation	687,826	60,783	1,179,500	542,027
Wages and benefits	319,299	273,763	982,457	675,781
Investor relations, promotion and advertising	154,720	178,593	622,807	636,238
Office and general	187,694	26,554	364,684	185,923
Legal	39,433	24,330	215,275	63,628
Listing and filing fees	2,022	2,552	211,540	115,289
Accounting and audit	115,404	76,642	177,646	131,903
Rent	19,100	23,333	74,803	70,079
Amortization	24,737	23,427	73,241	59,907
Consulting fees	32,040	9,943	64,072	60,125

Loss from operations	2,719,837	1,066,182	13,787,111	5,485,271

Other income (expenses):
Interest income	1,119,803	495,799	2,721,716	906,015
Dilution gain (Note 6)	16,017	603,033	790,326	14,264,807
Change in fair value of financial instruments (Note 5)	(989,634)	-	(200,364)	-
Loss on sale of marketable securities (Note 4)	-	-	(366,143)	-
Loss on disposal of capital assets	-	-	-	(2,763)
Foreign exchange gain (loss)	(106,438)	18,689	(253,921)	(45,682)
Equity in loss of Aurora Energy Resources Inc.	(644,478)	(1,093,132)	(3,330,044)	(4,357,749)

	(604,730)	24,389	(638,430)	10,764,628

Income (loss) before income taxes and discontinued operations	(3,324,567)	(1,041,793)	(14,425,541)	5,279,357

Current income tax expense	-	-	811	-
Future income tax expense (recovery)	543,634	(456,790)	72,709	(2,346,356)

	543,634	(456,790)	73,520	(2,346,356)

Income (loss) before discontinued operations	(3,868,201)	(585,003)	(14,499,061)	7,625,713

Loss from discontinued operations	-	-	-	(7,842)

Net income (loss) for the period	$(3,868,201)	$(585,003)	$(14,499,061)	$7,617,871

Basic earnings (loss) per common share	$(0.06)	$(0.01)	$(0.22)	$0.14
Diluted earnings (loss) per common share	$(0.06)	$(0.01)	$(0.22)	$0.13

Weighted average number of common shares outstanding
Basic	68,847,806	59,530,825	66,501,599	54,553,712
Diluted	68,847,806	59,530,825	66,501,599	58,454,613

The accompanying notes form an integral part of these consolidated interim financial statements.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Cash provided (used for):
Operating activities:
Earnings (loss) for the year before discontinued operations	$(3,868,201)	$(585,003)	$(14,499,061)	$7,625,713
Items not affecting cash:
Future income taxes	543,634	(456,790)	72,709	(2,346,356)
Stock-based compensation	1,137,562	267,342	8,031,571	2,843,447
Write-down of exploration properties	-	98,920	1,789,515	100,924
Amortization	24,737	23,427	73,241	59,907
Loss on disposal of capital assets	-	-	-	2,763
Loss on sale of marketable securities	-	-	366,143	-
Change in fair value of financial instruments	989,634	-	200,364	-
Foreign exchange loss (gain)	106,438	(18,689)	253,921	45,678
Dilution gain	(16,017)	(603,033)	(790,326)	(14,264,807)
Equity in loss of Aurora Energy Resources Inc.	644,478	1,093,132	3,330,044	4,357,749
Changes in non-cash working capital:
Accounts receivable and other	(570,822)	38,994	(70,320)	(358,400)
Other liabilities	(307,501)	-	103,518	-
Accounts payable and accrued liabilities	(26,665)	(72,038)	(55,654)	(42,490)
Amounts due from related parties	12,393	42,052	44,518	20,523

Cash used in operating activities	(1,330,330)	(171,686)	(1,149,817)	(1,955,349)

Financing activities:
Issuance of common shares for cash	-	-	66,345,500	38,400,000
Cash received on exercise of warrants	-	1,185,219	4,942,743	8,976,475
Cash received on exercise of options	-	189,425	876,065	777,171
Share issue costs	-	8,625	(3,728,754)	(2,471,742)

Cash provided by financing activities	-	1,383,269	68,435,554	45,681,904

Investing activities:
Change in accounts receivable and other	(140,213)	41,619	(1,177,090)	(378,160)
Change in accounts payable and accrued liabilities	(6,550)	(76,888)	(931,589)	(44,756)
Net cash acquired upon acquistion of NewWest Gold Corporation	172,421	-	172,421	-
Purchase of marketable securities and long term investments	-	(247,479)	(2,616,518)	(4,019,817)
Purchase of equipment	(114,975)	(93,538)	(413,666)	(227,395)
Investment in Aurora Energy Resources Inc.	-	-	-	(245,957)
Investment in subsidiary companies	-	(3,494)	-	(3,494)
Recovery of deferred exploration expenditures	615,419	-	1,259,859	-
Proceeds from sale of marketable securities	-	-	3,841,655	-
Investment in Turkish Properties	(193,702)	-	(193,702)	-
Interest in exploration properties and deferred exploration	-	-	-	-
expenditures	(2,804,404)	(1,618,132)	(5,522,888)	(4,604,057)

Cash used in investing activities	(2,472,004)	(1,997,912)	(5,581,518)	(9,523,636)

Cash flows from discontinued operations	-	-	-	(6,472)

Effect of exchange rate difference on cash	(51,092)	49,384	(265,264)	85,935

Increase (decrease) in cash	(3,853,426)	(736,945)	61,438,955	34,282,382

Cash, beginning of period	105,684,294	51,116,260	40,391,913	16,096,933

Cash, end of period	$101,830,868	$50,379,315	$101,830,868	$50,379,315

Non-cash investing and financing activities:
Stock-based compensation included in deferred exploration expense	$109,664	$52,133	$532,070	$-
Common stock issued upon acquisition of NewWest Gold Corporation	$160,017,437	$-	$160,017,437	$-
Fair value of options issued upon acquistion of NewWest Gold Corporation	$1,615,416	$-	$1,615,416	$-

The accompanying notes form an integral part of these consolidated interim financial statements.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares
					Accumulated Other	Retained	Total
			Contributed		Comprehensive	Earnings	Shareholders'
	Shares	Amount	Surplus	Warrants	Income	(Deficit)	Equity
	#	$	$	$	$	$	$

Balance as at December 31, 2006	60,969,754	88,176,082	5,484,416	1,429,041	-	4,274,526	99,364,065

Adjustment to other comprehensive income for change in
accounting policy, net of future taxes of $123,458 (Note 2)	-	-	-	-	673,042	-	673,042
Adjustment to retained earnings for changes in accounting
policies, net of future taxes of $121,460 (Note 2)	-	-	-	-	-	662,159	662,159
Balance, as at January 1, 2007 as adjusted	60,969,754	88,176,082	5,484,416	1,429,041	673,042	4,936,685	100,699,266

Shares issued for cash	4,498,000	66,345,500	-	-	-	-	66,345,500
Share issued in business acquistion (Note 3)	15,181,920	160,017,437	-	-	-	-	160,017,437
Exercise of stock options	592,566	1,447,884	(571,819)	-	-	-	876,065
Exercise of warrants	1,797,361	6,371,784	-	(1,429,041)	-	-	4,942,743
Recognition of future income tax benefit of share issue costs	-	1,019,117	-	-	-	-	1,019,117
Share issue costs - cash	-	(3,728,754)	-	-	-	-	(3,728,754)
Stock-based compensation	-	-	8,563,640	-	-	-	8,563,640
Fair value of stock options issued upon business acquistion			1,615,416				1,615,416
Unrealized loss on long-term investment (Note 5)	-	-	-	-	(506,065)	-	(506,065)
Recognition of future taxes on long term investment	-	-	-	-	129,767	-	129,767
Net loss for the period	-	-	-	-	-	(14,499,061)	(14,499,061)

Balance as at September 30, 2007	83,039,601	319,649,050	15,091,653	-	296,744	(9,562,376)	325,475,071

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three Months	Nine Months
	Ended	Ended
	September 30, 2007	September 30, 2007

Net loss for the period	$(3,868,201)	$(14,499,061)
Other comprehensive income:
Unrealized loss on long-term investment, net of future income taxes of $490,357 and $129,767 respectively (Note 5)	(2,342,093)	(376,298)

Total comprehensive loss	$(6,210,294)	$(14,875,359)

The accompanying notes form an integral part of these consolidated interim financial statements.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Development Group Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Note 8).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities as at January 1, 2007, are recognized by adjusting opening retained earnings and/or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following four categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

	-	Held-to-maturity investments, loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

-	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

-	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

-	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

-	Marketable securities are classified as held for trading securities. Such securities are measured at fair value in the consolidated financial statements with all gains or losses included in net earnings in the period in which they arise. Fair value is measured using the closing bid price of the security on the date of measurement. This change in accounting policy resulted in an increase of $464,385 to the carrying value of marketable securities at January 1, 2007, and an increase of $392,406 (net of future income taxes of $71,979) to retained earnings.

-	The Company’s investment in the common shares of Latin American Minerals Inc. (“LAT”) is classified as available-for-sale. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss). Fair value is measured using the closing bid price of the security on the date of measurement. This change in accounting policy resulted in an increase of $796,500 to the carrying value of the Company’s investment in LAT at January 1, 2007, and an opening adjustment of $673,042 (net of future income taxes of $123,458) to accumulated other comprehensive income.

-	In November 2006, the Company received one-half of one common share purchase warrant for each common share purchased of LAT as part of a private placement offering. As at December 31, 2006, no value had been assigned to these warrants. Under the adoption of the new standard, these warrants are considered a derivative financial instrument and consequently are classified as held for trading and are measured at fair value. The fair value of these instruments is measured using the Black-Scholes option pricing model. This change in accounting policy resulted in an increase of $319,234 to the carrying value of the Company’s investment in LAT at January 1, 2007 and an opening adjustment of $269,753 (net of future income taxes of $49,481) to retained earnings.

(b)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive loss and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

3.	BUSINESS ACQUISTION

Newwest Gold Corporation

On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding common shares of Newwest Gold Corporation (“NWG”) by issuing 15,181,920 common shares valued at $10.54 per share (closing price of the Company’s common shares on the Toronto Stock Exchange on the date of completion) to the former NWG shareholders. In addition, the Company issued 518,050 stock options with an exercise price of $9.62 per share to the former NWG employees in exchange for the cancellation of the existing NWG stock options.

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date of issuance. The following weighted-average assumptions were used for the Black-Scholes option pricing model for fair valuation of the stock options:

Risk-free interest rate	4.26%
Expected volatility	62.58%
Expected life	1.20 years
Dividend rate	0.00%

The transaction was accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition. The Company will continue to review the information and perform further analysis with respect to these assets prior to finalizing the allocation of the purchase price. The summarized results of the allocation is indicated in the table below:

$
Purchase price:
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,889,781
164,522,634

Net assets acquired:
Current assets	3,356,579
Other assets	2,353,343
Exploration properties and deferred exploration expenditures	211,020,431
Current liabilities	(1,515,400)
Other liabilities	(746,450)
Future income tax liability	(49,945,869)
164,522,634

4.	MARKETABLE SECURITIES

During the nine months ended September 30, 2007, the Company disposed all of marketable securities it held. For accounting purposes, the Company recognized a loss on disposal of $366,143 due to the increase in the carrying value of the securities upon the initial adoption of CICA Handbook section 3855. As at September 30, 2007, the Company held no marketable securities.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

5.	LONG TERM INVESTMENTS

On November 21, 2006, the Company made a strategic investment in Latin American Minerals Inc. (“LAT”), a publicly traded company listed on the TSX Venture Exchange under the symbol ‘LAT’. The Company purchased, as part of a larger private placement, 5,310,000 units offered by LAT at a price of $0.25 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the Company to purchase one common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. On April 4, 2007, the Company purchased 900,000 common shares of LAT at a price of $0.45 per share from an existing shareholder. On May 31, 2007, the Company increased its investment in LAT by purchasing, as part of a larger private placement, 2,000,000 units offered by LAT at a price of $1.00 per unit. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at a price of $1.25 for a period of 12 months.

As at September 30, 2007, the Company owned 18.8% of the issued and outstanding common shares of LAT.

As described in Note 2, the Company has determined that the share purchase warrants are derivative financial instruments and any change in fair value is included in earnings for the period. The common shares have been designated as available-for-sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period.

	As at September 30, 2007
		Mark-to-Market
	Fair Value	Loss during period
LAT – common shares	$3,817,650	$506,065
LAT – share purchase warrants	328,654	200,364
	$4,146,304	$706,429

	As at December 31, 2006
		Transitional
	Cost	Adjustment	Fair Value
LAT – common shares	$1,327,500	$796,500	$2,124,000
LAT – share purchase warrants	-	319,234	319,234

	$1,327,500	$1,115,734	$2,443,234

By holding these long-term investments, the Company is inherently exposed to various risk factors, including market price risk and liquidity risk.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

6.	RECLAMATION AND ASSET RETIREMENT OBLIGATIONS

The Company has posted cash surety bonds in the amount of $1,780,343 as at September 30, 2007 with the State of Nevada, Division of Environmental Protection and the Bureau of Land Management, in respect of its reclamation obligations. These bonds are expected to be released as the associated reclamation activities are completed.

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At September 30, 2007, the Company’s undiscounted future reclamation and property closure cost estimate was $1,275,000. The Company expects it will complete $525,000, $525,000, and $225,000 of these expenditures in 2007, 2008 and 2009 respectively. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The present value of the provision has been calculated using a discount rate of 7%, which equates to the Company’s credit adjusted, risk-free rate of interest.

7.	INVESTMENT IN AURORA ENERGY RESOURCES INC.

Effective March 22, 2006, the Company’s ownership interest in Aurora was reduced to 50.2% as a result of Aurora issuing additional common shares to third parties in its initial public offering. Prior to this date, the Company had a joint venture ownership interest that exceeded 50.2%. The Company’s consolidated financial statements for prior periods include the Company’s proportionate share of Aurora’s assets, liabilities, operations and cash flows.

On March 30, 2006, the Company was notified that the Underwriters of Aurora’s Initial Public Offering would be exercising their over allotment option to purchase an additional 1,041,667 common shares of Aurora, thereby diluting the Company’s ownership to 49.3%. The exercise of the over-allotment option was completed on April 5, 2006. Accordingly, the equity method has been applied to account for the Company’s investment in Aurora from March 22, 2006 onwards.

Under the equity method, the Company’s percentage interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet as “Investment in Aurora Energy Resources Inc.” and in the statement of operations and deficit as “Equity in loss of Aurora Energy Resources Inc.”, respectively. The Company has also recorded a dilution gain of $790,326 with respect to its investment in Aurora for the period ended September 30, 2007, which is also included on the balance sheet as a part of “Investment in Aurora Energy Resources Inc.” The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

The Company invested an additional $10,000,002 in a private placement offering in Aurora on October 5, 2006, subscribing for 956,938 common shares at $10.45 per share. As at September 30, 2007, the Company owned 30,947,336 common shares of Aurora or 46.8% of Aurora’s issued and outstanding common shares.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

8.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total				Transfer to	Total
	December 31,	Additions	Recoveries	Write-	Equity	September 30,
	2006			downs	Interest	2007
	$	$	$	$	$	$
TURKEY
(Note 8(a))
Agi Dagi	7,372,405	356,312	(29,067)	-	(7,699,650)	-
Kirazli	4,493,535	128,848	-	-	(4,622,383)	-
Biga	359,476	-	-	-	-	359,476
Pirentepe	1,081,698	12,190	(14,216)	-	-	1,079,672
Halilaga	773,543	27,741	(59,433)	-	(741,851)	-
General Turkey	64,105	-	-	-	-	64,105
Aydin	34,396	1,032	-	-	-	35,428
Samli	22,512	193,830	-	-	-	216,342
Nidge	9,631	13,164	-	-	-	22,795
Dedidagi	8,517	5,157	-	-	-	13,674
TV Tower	36,198	-	-	-	-	36,198
	14,256,016	738,274	(102,716)	-	(13,063,884)	1,827,690

USA
(Note 8(b))
Northumberland	-	101,711,848	-	-	-	101,711,848
Sandman	-	76,811,437	-	-	-	76,811,437
Zaca	-	32,467,146	-	-	-	32,467,146
Other	-	-	-	-	-	-
	-	211,020,431	-	-	-	211,020,431

MEXICO
(Note 8(c))
Agua Grande	8,999	14,916	-	(23,915)	-	-
Clara	916,109	261,876	-	(1,177,985)	-	-
San Pedro	383,165	203,786	-	(586,951)	-	-
	1,308,273	480,578	-	(1,788,851)	-	-

YUKON
(Note 8(d))
Wernecke	2,833,723	5,203,496	(1,157,143)	-	-	6,880,076

OTHER
PROPERTIES	52,205	777	-	(664)	-	52,318
	18,450,217	217,443,556	(1,259,859)	(1,789,515)	(13,063,884)	219,780,515

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

8.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

	Turkey	USA	Mexico	Yukon	Other	Total
	$	$	$	$	$	$
December 31, 2006	14,256,016	-	1,308,273	2,833,723	52,205	18,450,217

Acquisition of NWG	-	211,020,431	-	-	-	211,020,431

2007 expenditures:
Acquisition costs	-	-	41	16,263	268	16,572
Assaying & geochemical	41,381	-	17,075	293,884	112	352,452
Camp & field costs	221	-	-	1,085,668	-	1,085,889
Drilling	82,972	-	267,313	791,625	-	1,141,910
Engineering studies	252,267	-	-	-	-	252,267
Geophysics	62,924	-	-	24,671	-	87,595
Transportation	30,545	-	35,619	1,015,882	-	1,082,046
Wages, consulting and
management fees	153,418	-	125,791	1,967,115	397	2,246,721
Other	29,650	-	34,739	8,388	-	72,777
Recognition of future
income tax liability	84,896	-	-	-	-	84,896
	738,274	211,020,431	480,578	5,203,496	777	217,443,556
Exploration costs
written-off	-	-	(1,788,851)	-	(664)	(1,789,515)
Transfer to Equity
Interest	(13,063,884)	-	-	-	-	(13,063,884)
Recoveries	(102,716)	-	-	(1,157,143)	-	(1,259,859)
	(13,166,600)	-	(1,788,851)	(1,157,143)	(664)	(16,113,258)
September 30, 2007	1,827,690	211,020,431	-	6,880,076	52,318	219,780,515

(a)	Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties, respectively.

On April 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Agi Dagi and Kirazli properties prior to the Company completing its earn-in requirements. As a result of this election, the Company was deemed to have earned 100% of each project. The Company issued to TCAM 85,000 common shares on April 30, 2006 (10,000 for Agi Dagi and 75,000 for Kirazli) and because of the TCAM back-in election has no further obligation to issue additional shares to TCAM for these properties.

In July and August 2007, the Company was notified by TCAM that TCAM had completed its earn back expenditures on Kirazli (approximately US$5,000,000) and Agi Dagi (approximately US$10,000,000), respectively, thus earning back a 60% interest in each project. As a result, the 1% Net Smelter Return (“NSR”) royalty granted to TCAM on Agi Dagi and a 2% NSR on Kirazli, have been cancelled.

TCAM may earn an additional 10% interest in Agi Dagi by completing a final feasibility study within four years of meeting the expenditure commitment outlined above. TCAM has until mid-November to notify the Company whether it will earn the additional 10%. TCAM notified the Company in October 2007, that it elected not to earn an additional 10% on Kirazli. The Company will therefore be required to contribute 40% of further exploration and development costs on Kirazli, or suffer dilution in the project. The Company holds its 40% interest in Kirazli and Agi Dagi through

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

8.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

ownership of 40% of two Turkish subsidiaries of TCAM. Should TCAM not elect to earn the additional 10% on the Agi Dagi property the Company will be liable for 40% of any amounts incurred by TCAM in excess of the earn-back amount. The Company now accounts for these investments as equity investments (See Note 9).

Should Kirazli and Agi Dagi go into production, the Company must pay TCAM a production bonus of US$10 per ounce of gold from the originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli.

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of four newly designated properties governed by the Biga Properties MOU, called Pirentepe, Halilaga, TV Tower and Dedidagi. As a result of this election, the Company was deemed to have earned a 100% interest in each of these properties. The Company and TCAM agreed to a reallocation of costs, previously capitalized to the Biga Properties, to each of the designated properties to determine the amount of TCAM’s earn back expenditure. To earn back a 60% interest in any one of these four properties, TCAM is required to spend approximately US$2,800,000 on Pirentepe, approximately US$2,100,000 on Halilaga, approximately US$97,000 on TV Tower and approximately US$23,000 on Dedidagi, by November 30, 2009, with 50% or more required in year one. TCAM may earn an additional 10% interest in property by completing a feasibility study and completing other requirements.

In August 2007, TCAM notified the Company that it had incurred exploration expenditures totaling approximately US$2,100,000 on Halilaga, thereby earning back a 60% interest. TCAM has until mid November 2007, to notify the Company whether it elects to earn back an additional 10% interest by taking Halilaga to feasibility. The Company will hold its interest in Halilaga through ownership of 40% (30% if TCAM elects to earn back a further 10%) of a Turkish subsidiary of TCAM. Should TCAM not elect to earn the additional 10% on the Halilaga property the Company will be liable for 40% of any amounts incurred by TCAM in excess of the earn-back amount The company now accounts for its investment in Halilaga as an equity investment (See Note 9).

As at September 30, 2007, TCAM has incurred expenditures of approximately US$583,000 on Pirentepe. No significant expenditures have been incurred on TV Tower or Dedidagi.

In addition, the Company acquired by way of auction two properties in Balikesir Province called the Samli Property and three properties in Canakkale Province, Turkey, at a cost of approximately $25,142.

(b)	Nevada

The Northumberland Project

The Company owns 100% of the Northumberland property. Under the terms of a Joint Venture Agreement, Newmont Mining Corporation (“Newmont”) may earn a 60% interest in Northumberland by completing $25 million in expenditures (the “Phase I Earn-In”) in accordance with the following schedule (updated to September 30, 2007):

Calendar Year	Minimum Annual Expenditure	Minimum Cumulative Expenditure	Total Cumulative Expenditure
2004	US$1,000,000	US$1,000,000	US$1,900,000

2005	US$2,000,000	US$3,000,000	US$3,300,000

2006	US$3,000,000	US$6,000,000	US$6,300,000

2007	US$4,000,000	US$10,000,000	US$8,050,000

2008	US$5,000,000	US$15,000,000

2009	US$5,000,000	US$20,000,000

2010	US$5,000,000	US$25,000,000

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

8.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Newmont spent approximately US$1,900,000 at the Northumberland Project in 2004, US$1,400,000 in 2005, US$3,000,000 in 2006 and US$1,750,000 to September 30, 2007.

Upon completion of the Phase I Earn-In, Newmont would hold a 60% interest in the joint venture and the Company’s interest would be reduced to 40%. Until Newmont completes the Phase I Earn-In, the Company has no obligation to provide capital to the venture.

Within 30 days after completion by Newmont of the Phase I Earn-In, if applicable, the Company has the option to require Newmont to contribute an additional US$10,000,000 for eligible expenditures on the venture (the “Phase II Earn-In”) thereby earning an additional 15% under the joint venture. If the Company exercises this option, Newmont’s interest in the Northumberland Project would increase to 75%, and the Company’s interest would be reduced to 25%.

Based upon the report exploration expenditures reported by Newmont to September 30, 2007, it is unlikely Newmont will incur the required US$10,000,000 in cumulative expenditures by December 31, 2007. Newmont has the option to make up any difference by making a cash payment to the Company.

Sandman project

The Sandman Project consists of 588 unpatented lode mining claims owned by the Company and approximately 6,700 acres of fee lands, which were subleased from Newmont beginning in September 1997, for a total of approximately 19,000 acres.

The approximate $112,000 annual holding costs for the properties at the Sandman Project include a $125 per claim maintenance fee payable annually to the Bureau of Land Management, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under the Newmont sublease, the Company is required to pay annual advance royalty payments of approximately $33,600 through 2007, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017.

Zaca Project

The Zaca Project is located in Alpine County, California, approximately 70 miles south of Reno, Nevada in the Toiyabe National Forest and consists of 182 unpatented lode mining claims covering approximately 3,000 acres and four patented mining claims covering 153 acres. The Company holds the Zaca Project as the assignee of a lease agreement.

The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project, all of which pre-date Newwest’s acquisition of a leasehold interest in the property. The cleanup efforts are being administered by the USFS. To date, the USFS has not sought contribution from Newwest for the cleanup. However, the Company cannot rule out the possibility that the Company may be claimed to be liable to contribute to the USFS's remediation or other CERCLA response costs at some time in the future. Based on discussions by Newwest and the USFS during the fourth quarter of 2004, the Company believes that it will not be held responsible for the cost of the USFS response actions on the Zaca property that are the result of historic mining and exploration activities predating the Company's leasehold interest in the property. There is a 2.5% - 5% NSR royalty payable on certain of the Zaca claims.

To date, no liability has been recorded in the Company’s financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

8.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Long Canyon project

The Long Canyon Project is the most significant of what are referred to by Fronteer as the Eastern Great Basin projects (“EGB”). The EGB Project properties consist of an extensive area of mineral rights across a broad region, and include Long Canyon and three other gold exploration projects.

The EGB Projects properties are located in northeastern Nevada and northwestern Utah and consist of over 400,000 acres of fee lands on which the Company owns between 25% and 100% of the mineral interest, approximately 3,500 acres in unpatented mining claims, 1,900 acres of Utah state mineral leases, approximately 3,800 acres of leased fee lands on which a third party lessor owns a 61.76% interest in the mineral estate and approximately 6,000 acres of unpatented claims held by virtue of a joint venture with AuEx Ventures (“AuEx”) for the Long Canyon Project.

In 2006, Newwest entered into a joint venture agreement for the Long Canyon Project with AuEx whereby the two parties combined their land positions in the Long Canyon area for an initial interests of 51% for Newwest. During Phase I of the project, Newwest is obligated, in order to retain the same interest, to spend $5 million of exploration expenditures within a five year period. As at September 30, 2007, Newwest had spent approximately US$815,000 against this earn-in obligation. After completion of Phase I, Newwest may elect to carry AuEx through feasibility, if warranted, thereby earning an additional 14%, bringing its interest to 65% and reducing AuEx’s interest in the project to 35%.

The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. Approximately 3,800 acres of fee lands which comprise a portion of the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. An aggregate of approximately 1,900 acres of state-owned land which comprise a portion of the EGB Projects are covered by three separate leases for metalliferous minerals with the State of Utah. The annual holding costs for the EGB Projects total approximately US$49,000 without Long Canyon and US$89,000 with Long Canyon.

Cortez Trends Project

The Carlin-Cortez Trends properties encompass a large land position of roughly 138,000 acres located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights. On approximately 1% of this land position, the Company owns only 3/8ths of the mineral rights. The land position also includes 99 unpatented mining claims. The property is a patchwork of the Company’s private lands interspersed with blocks of federal land and private lands held by other parties.

The holding costs for the Carlin-Cortez Trends Project include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims. The annual holdings costs for the Carlin-Cortez Trends Project total approximately US$105,000.

Of the 99 unpatented claims comprising a portion of the Carlin-Cortez Trends Project, 82 are subject to a 0.5% NSR royalty, and 42 are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

8.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(c)	Mexico

On October 26, 2005, the Company entered into an agreement with Minera Teck Cominco S.A de C.V (“Minera”), whereby the Company can acquire a 100% interest in both the Clara and San Pedro gold properties, located in the state of Jalisco. The Company also staked the Agua Grande property.

At June 30, 2007, the Company after considering all available information and results regarding these properties decided to cease exploration activities on these properties for the foreseeable future. As a result, deferred exploration expenditures totaling $1,788,851 related to the Mexican properties has been written-off.

(d)	Wernecke Breccias, Yukon

On January 24, 2006, the Company and Rimfire Mineral Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”), to acquire mineral claims and a data set covering a large region of northern Yukon Territory known as the Wernecke Breccias. The Company and Rimfire have earned a 100% interest in the claims and data by spending a minimum of $2,000,000 on exploration and staking additional claims within the agreement’s area of interest (“AOI”). Newmont and NVI retain a total 2% NSR over the AOI. The Company is the operator of the project, with an 80% interest, and Rimfire holds a 20% interest.

In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint venture whereby ongoing exploration expenses will be shared pro rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital. Upon reaching the agreement Rimfire advanced 50% of their proportionate share of the estimated costs for the 2007 summer field program to the Company. The unexpended portion of this advance has been recorded as a liability, which amounted to $103,518 as at September 30, 2007.

During the nine months ended September 30, 2007, the Company recovered $1,157,143 from Rimfire. Of this amount, $164,179 represents Rimfire’s share of the costs incurred in 2006 in excess of the $2 million earn-in amount and the remaining $992,964 represents Rimfire’s proportionate share of the costs incurred for the 2007 summer field program.

9.	INVESTMENT IN TURKISH PROPERTIES

Upon the notice of completion of earn-back by TCAM in the Agi Dagi, Kirazli and Halilaga projects and the consequential reduction in the Company’s ownership of these projects to 40%, the Company has begun accounting for its investment in the Agi Dagi, Kirazli and Halilaga projects using the equity method of accounting. Under the equity method, the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity in loss on Turkish Properties”, respectively. Effective July 25, 2007 for the Kirazli project and August 15, 2007 for the Agi Dagi and Halilaga projects (the effective earn-back dates), the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”. Any associated future income tax liabilities related to these costs, has also been netted against “Investment in Turkish Properties”.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the nine months ended September 30, 2007 and 2006 (unaudited)

10.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. As at September 30, 2007, there were 83,039,601 issued and outstanding common shares of the Company.

	(a)	Financing:

In March 2007, the Company completed a private placement financing, issuing a total of 4,100,000 common shares at a price of $14.75 per share for gross proceeds of $60,475,000. The offering had a 15% greenshoe option, allowing the Underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. On April 5, 2007, the Company was notified that the Underwriters’ would be purchasing 398,000 common shares under this greenshoe option for gross proceeds of $5,870,500 to the Company. The remaining greenshoe option expired on April 15, 2007. The Underwriters received a cash commission of 5% of gross proceeds.

	(b)	Stock Option Plan:

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non- assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Balance, December 31, 2006	3,849,100	$2.95
Options granted	1,455,000	11.89
Options exercised	(592,566)	1.49
Options expired	(58,333)	7.51
Balance, September 30, 2007	4,653,201	$6.48

Options exercisable at September 30, 2007 totalled 3,836,535 (December 31, 2006 – 3,154,101).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

10.	SHARE CAPITAL (continued)

At September 30, 2007, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

	Number of	Weighted average	Weighted
	options	remaining	average Exercise
Range of prices	outstanding	contractual life	Price
			$
$0.01 to $0.99	315,000	1.14 years	0.84
$1.00 to $1.99	1,371,000	2.00 years	1.26
$2.00 to $2.99	424,500	2.75 years	2.34
$3.00 to $3.99	30,000	3.00 years	3.26
$4.00 to $4.99	160,000	3.50 years	4.51
$5.00 to $5.99	16,667	3.88 years	5.09
$6.00 to $6.99	751,700	3.61 years	6.50
$9.00 to $9.99	100,000	4.88 years	9.44
$10.00 to $10.99	599,334	4.70 years	10.21
$14.00 to $14.99	835,000	4.42 years	14.24
$16.00 to $16.99	50,000	4.55 years	16.09
	4,653,201	3.06 years	6.48

(c)	Acquisition Stock Option Plan:

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options. Refer to Note 3.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Balance, December 31, 2006	-	$-
Options granted	518,050	9.62
Options exercised	-	-
Options expired	-	-
Balance, September 30, 2007	518,050	$9.62

Options exercisable at September 30, 2007 totalled 518,050 (December 31, 2006 – nil).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

10.	SHARE CAPITAL (continued)

At September 30, 2007, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding as follows:

	Number of	Weighted average	Weighted
	options	remaining	Average Exercise
Price	outstanding	contractual life	Price
$
$9.62	518,050	2.24 years	9.62

	(d)	Stock-based compensation:

For the nine months ended September 30, 2007, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black- Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options. Exercise price and vesting dates may also vary.

For the nine months September 30, 2007, the Company has capitalized a total of $532,070 of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $8,031,571 of stock-based compensation expense. The Company has also included in the cost of acquisition of NWG an amount of $1,615,416, which represents the fair value of the options granted to former NWG employees in exchange for the cancellation of the existing NWG stock options.

	(e)	Warrants:

During the nine months ended September 30, 2007, 1,797,361 warrants with a weighted-average exercise price of $2.75 were exercised for gross proceeds of $4,942,743 to the Company. As at September 30, 2007, there were no outstanding share purchase warrants.

11.	RELATED PARTY TRANSACTIONS

(a)

For the nine months ended September 30, 2007, the Company incurred $605 (nine months ended September 30, 2006 – $8,177) in legal fees to a law firm of which a director is a partner. For the three months ended September 30, 2007, the Company incurred $323 (three months ended September 30, 2006 - $nil) in legal fees to the same law firm of which a director is a partner.

(b)

For the nine months ended September 30, 2007, the Company invoiced Aurora $546,742 (nine months ended September 30, 2006 - $968,203) for its share of office costs, employee wages and benefits. For the three months ended September 30, 2007, the Company invoiced Aurora $172,335 (three months ended September 30, 2006 - $260,715) for similar costs. At September 30, 2007, the Company had a receivable due from Aurora of $43,636 (2006 - $88,154) relating to these expenditures.

In April 2006, the Company and Aurora signed a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the nine months ended September 30, 2007 and 2006 (unaudited)

12.	SEGMENTED AND JOINT VENTURE INFORMATION

Geographical segmented information

The Company has four geographical segments: Canada, United States, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Notes 6 and 8. The net loss relating to the operations in Canada, United States, Mexico and Turkey totaled $12,401,915, $nil, $1,317,454 and $779,692 respectively for the nine months ended September 30, 2007.

13.	SUBSEQUENT EVENTS

Subsequent to September 30, 2007, 118,433 stock options were exercised for gross proceeds of $311,940 to the Company. Also subsequent to September 30, 2007, the Company granted 35,000 stock options with an exercise price of $10.85.

On October 25, 2007, Aurora announced that it had entered into a bought-deal financing whereby it agreed to sell a total of 5,312,500 Common Shares of the Corporation at a price of $16.00 per Common Share and a total of 750,000 Flow-Through Shares at a price of $20.50 per Flow-Through Share for gross proceeds of $100,375,000. Aurora has also granted the underwriters an option for 30-days, to purchase up to such number of additional Common Shares at a price of $16.00 per Common Share, as is equal to 15% of the number of Common Shares sold, to cover over allotments and for market stabilization purposes. Based upon this financing the Company’s ownership in Aurora will decrease to 42.8% upon completion of the financing, prior to the exercise of the over-allotment option.

CORPORATE INFORMATION

Corporate Head Office Vancouver
1650 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604-632-4677
Fax: 604-632-4678
Website: www.fronteergroup.com
Email: info@fronteergroup.com

Information Office Toronto
80 Richmond St. West, 12th Floor
Toronto, Ontario
Canada
Phone: 416-362-5556
Fax: 416-362-3331

Directors
Oliver Lennox-King, Chairman
Mark O’Dea
George Bell
Scott Hand
Lyle Hepburn
Donald McInnes
Jo Mark Zurel

Officers and Management
Mark O’Dea, President and Chief Executive Officer
Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary
Ian Cunningham Dunlop, Vice President, Exploration
Jim Lincoln, Vice President, Operations
Chris Lee, Chief Geoscientist

Legal Counsel
Goodman and Carr LLP
2300 – 200 King Street West
Toronto, Ontario M5H 3W5

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

Registrar and Transfer Agent
Equity Transfer and Trust Company
400 – 200 University Avenue
Toronto, Ontario, M5H 4H1

Shares Quoted
Toronto Stock Exchange: FRG
American Stock Exchange: FRG

Capitalization
Issued capital:        83,144,734
Fully diluted:          88,245,852
As at November 13, 2007